SW Innovative Holding’s Inc.

d. b. a. Everybody’s Phone Company

July 6, 2018

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Filed on June 12, 2018

File No. 024-10801

Dear Mr. Shainess,

This letter is in response to your letter dated June 22, 2018.

Question 1: please see filed legal opinion from our securities counsel.

Thank you,

/s/ Norman George

Mr. Norman George

President & CEO

6666 Harwin, Suite 664

Houston, Texas 77036

(713) 268-1610

(713) 268-1820 fax

www.everybodysphonecompany.com